U.S Securities and Exchange Commission

August 26, 2015

Page | 1

August 26, 2015

Mr. Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	Woodland Holdings Corporation Amendment No. 1 to Registration Statement on Form 10 File No. 000-55401

Dear Mr. Eckstein,

Reference is made to the letter dated May 7, 2015 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of Woodland Holdings Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Registration Statement on Form 10, initially filed by the Company on March 17, 2015 (the “Registration Statement”).  After our discussions with you and other members of the Staff, we formally withdrew the Registration Statement on May 13, 2015.  After careful consideration of the Staff’s comments, the Company modified the Registration Statement and filed a new Registration Statement on Form 10 on August 14, 2015 (the “August Registration Statement”).

This letter sets forth the Company’s responses to the Staff’s comments to the Registration Statement and, where applicable, references where the Staff’s comments were addressed in the August Registration Statement. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General, Page 1

1.

This filing will become effective automatically 60 days after the date you initially filed it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if financial statements are not current or staff comments remain outstanding. If you conclude that you should withdraw your filing, you must file your request for withdrawal before the automatic effectiveness date.

We acknowledge the Staff’s comment and, accordingly, we formally withdrew the Registration Statement on May 13, 2015.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 2

2.

It does not appear that you meet the condition described in section 4.B.4 of Staff Legal Bulletin No. 4 (September 16, 1997) requiring that there be a valid business purpose to the spin-off. In this regard, we note that the spin-off will include all operations and assets of CornerWorld Corporation, leaving it with no or minimal operations or assets immediately following the spin-off. The creation of a public market in a company that has no or minimal operations or assets is not considered a valid business purpose for a spin-off. Please tell us how you intend to comply with Section 5 of the Securities Act with regard to the sale of securities that you are proposing to spin off. Alternatively, provide us with a detailed analysis explaining how you believe there is a valid business purpose for the spin-off; include references to all authority upon which you rely.

We acknowledge the Staff’s comment and, accordingly, we withdrew the Registration Statement on May 13, 2015.   Subsequent to the withdrawal of the Registration Statement, CornerWorld Corporation (“CornerWorld”) abandoned its previously announced merger.  With respect to the August Registration Statement, CornerWorld has chosen to spin-off only its telecommunications services segment, which is comprised solely of the Company and its wholly owned subsidiaries, leaving CornerWorld to separately operate its marketing services segment.  CornerWorld management determined that operating the two segments collectively detracted from their values individually.  Due to the significant changes in the business mix in its telecommunications services segments, changes that included divestiture of the Company’s largest asset, Ranger Wireless Solutions, the Company no longer had the synergies with CornerWorld’s marketing services segment that had previously existed.  By splitting CornerWorld along the lines of its operating segments, it is anticipated that the Company and CornerWorld will be able to pursue opportunities independent of one other and the Company will be able to focus solely on telecommunications which management feels will be more attractive to prospective investors.

Item 1: Business

Overview and Plan of Operations, page 2

3.

CornerWorld Corporation discloses in exhibit 21.1 of its Form 10-K filed on March 31, 2015 that Woodland Holdings Corporation has two subsidiaries, T2 Communications, LLC, and Phone Services and More, LLC DBA Visitatel, LLC. In the second paragraph on page 4 of your Form 10, you indicate that you conduct business through your main operating subsidiaries CornerWorld, Inc. and Enversa Companies LLC. Because these companies were not previously direct subsidiaries of Woodland Holdings Corp., please explain to us all past or planned transactions preceding the spin-off that result in Woodland Holdings Corp. becoming the parent of CornerWorld, Inc. and Enversa Companies LLC. Your response should also explain how the other entities in exhibit 21.1 of this Form 10 became your subsidiaries. Finally, enhance your disclosure on page 2 of your filing to include the material features of these transactions.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 3

We acknowledge the Staff’s comments and note that the August Registration Statement reflects the fact that CornerWorld is only spinning off the Company and its wholly owned operating subsidiaries including its telecommunications services segment in its entirety.  One additional subsidiary, TinyDial, LLC (“TinyDial”), will also be spun off. TinyDial owns a telecommunications patent being carried at a zero net realizable value, has no financial accounts and has never had any reportable historical operations.  Prior to the spin-off, CornerWorld’s wholly owned subsidiary Enversa Companies, LLC will assign its interests in TinyDial to the Company.

Business Segments, page 2

4.	Please expand your disclosure in the “Overview and Plan of Operation” to provide a more thorough description of your business. For example, we note that you do not:

•	explain how Enversa generates revenues by identifying “qualified leads for advertisers;”
•	explain how Woodlands Holdings generates revenues by providing “telephony and internet services,” which appear to include phone lines, internet connections, long distance and toll-free services;
•	clarify how you offer these services despite no balance sheet account for property, plant, and equipment;
•	discuss your “leading edge” technology;
•	describe your “proprietary technology” used by Enversa and the FCC 214 license held by Phone Services and More that is a “key asset” to your business and how you protect your intellectual property;
•	provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry; or
•	discuss research and development activities, including the TinyDial mobile telecommunications application.

Refer to Item 101(h)(4) of Regulation S-K.

We acknowledge the Staff’s comments and note that, in the August Registration Statement, we provided additional information with respect to each of the referenced disclosures.  It should be noted that, several of the Staff’s comments are no longer applicable due to the fact that they related to CornerWorld’s marketing services segment which is no longer subject to the spin-off.  In future filings, CornerWorld will enhance its disclosures to address the Staff’s comments with respect to CornerWorld’s marketing services segment.

Regulatory Matters, page 2

5.	Please expand your disclosure to identify the material laws with which you must comply and the pertinent licenses and permits.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, we identified the material laws with which our telecommunications subsidiaries must comply, along with its licenses.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 4

Item 2. Financial Information and Management’s discussion and Analysis of Financial Condition and Results of Operations

Spin-Off, page 4

6.	Please substantially expand your disclosure in this section to explain the reasons for the spin-off. Your disclosure should:

•	explain the current status of the negotiations between CornerWorld and Neogenix LLC, including the entry into any agreements;
•	specify the differences between your operations and corporate needs and those of Neogenix that resulted in the decision to conduct the spin-off;
•	explain why the “spin-off [of] all the operations of the company” is a more efficient way to effectuate the merger; discuss other alternatives considered and why those were not pursued; and
•	clarify why Neogenix intends to acquire CornerWorld without any of its operations.

We acknowledge the Staff’s comments and note that, in its quarterly report on Form 10-Q for the six month period ended June 30, 2015, CornerWorld reported that the letter of intent with Neogenix, LLC expired of its own accord and that all merger talks had ceased. Accordingly, there is no reference to any merger in the August Registration Statement.  As requested, we have expanded our disclosure with respect to the reasons for the spin-off.

7.	Please disclose the anticipated timing of the spin-off. We note your disclosure at the bottom of page F-20.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, the Company made reference to the fact that it anticipates the spin-off to become effective for CornerWorld shareholders of record as of September 30, 2015.

8.

Please explain in materially-complete detail the anticipated mechanics of the spin-off. In this regard, address more specifically how the spin-off will be conducted, for example, by distribution via dividend of x number of shares of your common stock for every one share of CornerWorld Corp. common stock held as of a certain date, or otherwise. Address whether fractional shares, if any, of your common stock will be issued. In addition, explain how warrants and options for CornerWorld Corp. common stock will be treated in connection with the spin-off.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, the Company disclosed the mechanics of the spin-off including the fact that there would be no fractional shares due to the fact that, for every CornerWorld share issued and outstanding, a single share of the Company’s stock would be issued to CornerWorld’s shareholders of record as of September 30, 2015.   The Company has no outstanding warrants or options.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 5

9.	Please clarify the second reference to “Company” in the last sentence of the first paragraph. It appears from the context of your disclosure that you are referring to CornerWorld Corp.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, it is noted that the Board of Directors for both the Company and CornerWorld are identical.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013, page 6

10.

Please expand your discussion of results of operations to discuss the material changes in each line item. Specifically, we note Cost of goods sold, Selling, general and administrative expenses, and Other income (expense), net.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, the Company expanded its disclosures to include discussion of changes to Cost of goods sold, Selling, general and administrative expenses, and, where applicable, to Other income (expense), net.

Marketing Services, page 7

11.

You disclose in the first paragraph that revenues decreased from fiscal 2013 to fiscal 2014 as a result of ongoing challenges and customer churn in your search engine optimization and website leasing businesses. Please expand to specify and discuss the “significant ongoing challenges,” addressing the “industry forces” you refer to on page 8. Also, tell us what consideration you gave to quantifying the “customer churn” and explaining why it has been “substantially eliminated,” as stated on page 8.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, all references to Marketing Services have been removed due to the fact that the marketing services segment is no longer part of the spin-off.

Telecommunications Services, page 7

12.

Please file a copy of the new contract signed by one of your Competitive Local Exchange Carriers. We note your disclosure that this agreement was responsible for a significant increase in your revenues. Refer to Item 601(b)(10) of Regulation S-K.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, all references to this contract, originally signed on September 30, 2013 and referenced in CornerWorld’s October 4, 2013 current report on Form 8-K, have been removed.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 6

Liquidity and Capital Resources, page 8

13.

Provide a discussion of cash flows from operating activities. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, we expanded our discussions of cash flows from operating activities including references to changes in working capital and their respective impact on cash flows.

Item 3, Properties, page 9

14.	Please file a copy of all agreements related to your Dallas, Texas lease, or advise.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, we expanded our disclosures relating to the fact the Company has no leases, save for a capital lease that has been paid in its entirety.

Item 5, Directors and Officers, page 10

15.	Please address in your filing whether it is anticipated that your directors and officers will continue to be directors and officers of CornerWorld Corporation following the spin-off.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, we disclosed that the directors and officers of CornerWorld would also be the directors and officers of the Company.

Item 6, Executive Compensation

Executive Employment Agreements, page 13

16.

Please file a copy of the current version of the employment agreement with Mr. Beck that you describe on page 13 as being initially entered into on July 28, 2011 and modified thereafter. We note that the agreement incorporated by reference as exhibit 10.1 to your Form 10 was filed July 27, 2010.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, we filed the Amended and Restated employment agreement between Mr. Beck and CornerWorld, Inc. dated July 28, 2011.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 7

Item 7, Certain Relationships and Related Transactions and Director Independence, page 14

17.	Please file a copy of all agreements related to the Senior Note entered into on March 30, 2011 and the services described in the third paragraph on page 15.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, the Senior Note is no longer part of the spin-off nor is the division that provides the services referenced in the third paragraph on page 15 of the Registration Statement.

Consolidated Statements of Cash Flows, page F-6

18.

Please tell us why you show a cash impact of $929,017 for the eight-month period ended December 31, 2013 related to the settlement of warrants. In this regard, we note your warrant table on page F-13 appears to only show warrants cancelled or expired during this eight month period. We also note your statement of stockholders’ equity table on page F-5 does not show any impact of warrants during the eight-month period ended December 31, 2013.

We acknowledge the Staff’s comment and direct the Staff’s attention to Note 2 on page F-8: “Warrants,” in the August Registration Statement, where the warrant settlement, along with their treatment as a liability as compared to equity, is disclosed.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Operations, page F-7

19.

We note your disclosure that T2 is a Competitive Local Exchange Carrier (CLEC). We further note your disclosure on page 2 that its offerings include phone lines, internet connections, long distance and toll-free services. Please expand your disclosures to explain how these offerings are provided to your customers. That is, clarify if you own or lease network equipment. In addition, provide us and disclose in your revenue recognition policy your considerations of recognizing revenue on a gross versus net basis. Refer to FASB ASC 605-45-45.

We acknowledge the Staff’s comment and note that we have expanded our disclosures in the August Registration Statement, with respect to T2 Communications.

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240

U.S Securities and Exchange Commission

August 26, 2015

Page | 8

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

20.

We note your disclosure that leads are recognized as revenue once they are delivered. We further note your disclosure on page 2, that, “Enversa utilizes a pay-for-performance pricing model which is very appealing to clients because it ensures that they are billed solely for campaign performance.” Your disclosure indicates that you record a provision for estimated returns and allowances, among other items, at Enversa. Please expand your disclosure to clarify if your customers have a right of acceptance for the leads that you generate for them. In addition, revise your revenue recognition policy on page 5 to be more specific about your revenue recognition, rather than providing a general statement about revenue recognition.

We acknowledge the Staff’s comment and note that, in the August Registration Statement, all references to the marketing services segment, including Enversa Companies, LLC have been removed due to the fact that the marketing services segment is no longer part of the spin-off.

Finally, as management of CornerWorld Corporation, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ V. Chase McCrea III
V. Chase McCrea III, CPA Chief Financial Officer CornerWorld Corporation

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240